                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               Schedule 13G

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 6)*


                       Gaylord Container Corporation
                             (Name of Issuer)

             Class A Common Stock, par value $.0001 per share
                      (Title of Class of Securities)

                                368145 10 8
                              (CUSIP Number)

Check the following box if a fee is being paid with this statement ___. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            Page 1 of 16 Pages

CUSIP No. 368145 10 8               13G                      Page 2 of 16
---------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Mid-America Group, Ltd.
-----------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                     (a)_____


                                                                     (b)__X__

-----------------------------------------------------------------------------

3    SEC USE ONLY

-----------------------------------------------------------------------------

4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Iowa

-----------------------------------------------------------------------------
                 |     |
 NUMBER OF       |     |
                 |  5  |  SOLE VOTING POWER
  SHARES         |     |
                 |     |         0
 BENEFICIALLY    |-----------------------------------------------------------
                 |     |
  OWNED BY       |  6  |  SHARED VOTING POWER
                 |     |
    EACH         |     |   4,489,942 (See Item 4)
                 |----------------------------------------------------------
  REPORTING      |     |
                 |  7  |  SOLE DISPOSITIVE POWER
    PERSON       |     |
                 |     |   0
     WITH        |----------------------------------------------------------
                 |     |
                 |  8  |  SHARED DISPOSITIVE POWER
                 |     |
                 |     |   4,489,942 (See Item 4)
----------------------------------------------------------------------------

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,489,942 (See Item 4)
-----------------------------------------------------------------------------

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                     ___
-----------------------------------------------------------------------------

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     8.3% (See Item 4)

-----------------------------------------------------------------------------

12   TYPE OF REPORTING PERSON*

     CO

-----------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a)      Name of Issuer:

               Gaylord Container Corporation (the "Company")

Item 1(b)      Address of Issuer's Principal Executive Offices:

               500 Lake Cook Road, Suite 400
               Deerfield, IL 60015

Item 2(a)      Name of Person Filing:

               Mid-America Group, Ltd. ("Mid-America")

Item 2(b)      Address of Principal Business Office or, if none,
               Residence:

               4700 Westown Parkway
               West Des Moines, Iowa 50625

Item 2(c)      Citizenship:

               Mid-America is organized under the laws of the State of Iowa.

Item 2(d)      Title of Class of Securities:

               Class A Common Stock, par value $.0001 per share
               ("Class A Common Stock")

Item 2(e)      CUSIP No.:

               368145 10 8

Item 3         If this statement is filed pursuant to Rules 13d-
               1(b), or 13d-2(b), check whether the person filing is a:


               Not Applicable

                                PAGE 3 OF 16 PAGES

Item 4         Ownership:

     (a)       Amount Beneficially Owned:  4,489,942 (1)

     (b)       Percent of Class: 8.3% (1)(2)

     (c)       Number of shares as to which such person has:

                 (i)     sole power to vote or to direct the
                         vote:  0

                (ii)     shared power to vote or to direct the
                         vote:  4,489,942 (1)

               (iii)     sole power to dispose or to direct the
                         disposition of:  0

                (iv) shared power to dispose or to direct the disposition of: 4,489,942 (1)

Item 5         Ownership of Five Percent or Less of a Class:

               Not applicable

Item 6         Ownership of More Than Five Percent on Behalf of
               Another Person:

               Not applicable

----------------------------------------------------------------------------
(1) This figure does not include 5,000 shares of Class A Common Stock held by Marvin A. Pomerantz, who is the Chairman and Chief Executive Officer and a director of the Company, who, together with his wife, may be deemed to have a controlling interest in Mid-America.

(2) Based on the 54,093,511 shares of Class A Common STock outstanding as of December 31, 1995. Of the 54,093,511 shares of Class A Common Stock outstanding, 18,008,701 shares are held in trust (the "Trust Shares") for the benefit of the holders of certain warrants of the Company. The reporting person understands that in many circumstances the Trust Shares are required to be voted in the same proportion and manner in which all the shares not held in such trust are voted. As a result, the reporting person may, be voting its shares, have the power to vote a proportionate number of Trust Shares and thus effectively control voting power of the Company's Class A Common in excess of the percentage shown. The reporting person disclaims beneficial ownership of such Trust Shares.


                              Page 4 of 16 Pages

Item 7         Identification and Classification of the
               Subsidiary Which Acquired the Security Being
               Reported on By the Parent Holding Company:

               Not applicable

Item 8 Identification and Classification of Members of the Group:

               Not applicable

Item 9         Notice of Dissolution of Group:

               Not applicable

Item 10.       Certification:

               Not applicable


                              Page 5 of 16 Pages

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 3, 1996


                         MID-AMERICA GROUP, LTD.



                         /s/ Marvin A. Pomerantz
                         --------------------------
                         Marvin A. Pomerantz
                         Chairman and Chief Executive Officer
                         ------------------------------------
                         Name/Title





                          Page 6 of 16 Pages

CUSIP No. 368145  10  8              13G                     Page 7 of 16 Pages
------------------------


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Marvin A. Pomerantz

____________________________________________________________________________

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                              (a)_____

                                                              (b)__X__

___________________________________________________________________________

3  SEC USE ONLY


__________________________________________________________________________


4  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States of America

_____________________________________________________________________________
                   |       |
     NUMBER OF     |       |      SOLE VOTING POWER
                   |   5   |
      SHARES       |       |      5,000
                   |_______|__________________________________________________
    BENEFICIALLY   |       |
                   |       |      SHARED VOTING POWER
      OWNED BY     |   6   |
                   |       |      4,489,942 (See Item 4)
       EACH        |_______|_________________________________________________
                   |       |
     REPORTING     |   7   |      SOLE DISPOSITIVE POWER
                   |       |
      PERSON       |       |      5,000
                   |_______|__________________________________________________
        WITH       |       |
                   |   8   |      SHARED DISPOSITIVE POWER
                   |       |
                   |       |      4,489,942 (See Item 4)
___________________|_______|___________________________________________________

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    4,494,942 (See Item 4)

______________________________________________________________________________

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


                                                                  ______

______________________________________________________________________________

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    8.3% (See Item 4)

______________________________________________________________________________

12  TYPE OF REPORTING PERSON*

    IN

______________________________________________________________________________


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a)      Name of Issuer:

               Gaylord Container Corporation (the "Company")

Item 1(b)      Address of Issuer's Principal Executive Offices:

               500 Lake Cook Road, Suite 400
               Deerfield, IL 60015

Item 2(a)      Name of Person Filing:

               Marvin A. Pomerantz

Item 2(b)      Address of Principal Business Office or, if none,
               Residence:

               c/o Mid-America Group, Ltd.
               4700 Westown Parkway
               West Des Moines, Iowa 50625

Item 2(c)      Citizenship:

               United States of America

Item 2(d)      Title of Class of Securities:

               Class A Common Stock, par value $.0001 per share
               ("Class A Common Stock")

Item 2(e)      CUSIP No.:

               368145 10 8

Item 3         If this statement is filed pursuant to Rules 13d-
               1(b), or 13d-2(b), check whether the person filing is a:


               Not Applicable


                              Page 8 of 16 Pages

Item 4         Ownership:

     (a)       Amount Beneficially Owned:  4,494,942 (3)

     (b)       Percent of Class:  8.3% (1)(4)

     (c)       Number of shares as to which such person has:

                 (i)     sole power to vote or to direct the
                         vote:  5,000 (1)

                (ii)     shared power to vote or to direct the
                         vote:  4,489,942 (1)

               (iii)     sole power to dispose or to direct the
                         disposition of:  5,000 (1)

                (iv) shared power to dispose or to direct the disposition of: 4,489,942 (1)

Item 5         Ownership of Five Percent or Less of a Class:

               Not applicable

_____________________________________________________________________________

(3) Includes 5,000 shares of Class A Common Stock held by Mr. Pomernantz and 4,489,942 shares of Class A Common Stock owned by Mid-America Group, Ltd., a Delaware corporation ("Mid-America"). Mr. Pomerantz is the Chairman and Chief Executive Officer and a director of the Company, and, together with his wife, Ms. Pomerantz, may be deemed to have a controlling interest in Mid-America. As a result of such relationship, Mr. Pomerantz may be deemed to indirectly beneficially own the 4,489,942 shares of Class A Common Stock owned by Mid-America. Mr. Pomerantz disclaims beneficial ownership of the shares of Class A Common Stock held by Mid-America.

(4) Based on the 54,093,511 shares of Class A Common Stock outstanding as of December 31, 1995. Of the 54,093,511 shares of Class A Common Stock outstanding, 18,008,701 shares are held in trust (the "Trust Shares") for the benefit of the holders of certain warrants of the Company. The reporting person understands that in many circumstances the Trust Shares are required to be voted in the same proportion and manner in which all the shares not held in such trust are voted. As a result, the reporting person may have the power to indirectly vote a proportionate number of Trust Shares and thus effectively control voting power of the Company's Class A Common in excess of the percentage shown. The reporting person disclaims beneficial ownership of such Trust Shares.


                                 Page 9 of 16 Pages

Item 6         Ownership of More Than Five Percent on Behalf of
               Another Person:

               Not applicable

Item 7         Identification and Classification of the
               Subsidiary Which Acquired the Security Being
               Reported on By the Parent Holding Company:

               Not applicable

Item 8 Identification and Classification of Members of the Group:

               Not applicable

Item 9         Notice of Dissolution of Group:

               Not applicable

Item 10.       Certification:

               Not applicable

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 3, 1996


                              /s/   Marvin A. Pomerantz
                              _________________________
                              Signature

                              Marvin A. Pomerantz
                              _________________________
                              Name/Title








                            Page 11 of 16 Pages

CUSIP No. 368145 10 8              13G                  Page 12 of 16 Pages
______________________________



1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Rose Lee Pomerantz

_______________________________________________________________________________

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)______

                                                                 (b)__X___
______________________________________________________________________________

3   SEC USE ONLY


______________________________________________________________________________

4   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America

______________________________________________________________________________
                      |       |
    NUMBER OF         |   5   |   SOLE VOTING POWER
                      |       |
     SHARES           |       |   0
                      |_______|_________________________________________________
   BENEFICIALLY       |       |
                      |   6   |   SHARES VOTING POWER
     OWNED BY         |       |
                      |       |   4,489,942 (See Item 4)
      EACH            |_______|_________________________________________________
                      |       |
    REPORTING         |   7   |   SOLE DISPOSITIVE POWER
                      |       |
     PERSON           |       |   0
                      |_______|_________________________________________________
      WITH            |       |
                      |   8   |   SHARED DISPOSITIVE POWER
                      |       |
                      |       |   4,489,942 (See Item 4)
______________________|_______|_______________________________________________

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    4,489,942 (See Item 4)

______________________________________________________________________________

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                   ______

_______________________________________________________________________________

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    8.3% (See Item 4)

_______________________________________________________________________________

12  TYPE OF REPORTING PERSON*

    IN

________________________________________________________________________________


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a)      Name of Issuer:

               Gaylord Container Corporation (the "Company")

Item 1(b)      Address of Issuer's Principal Executive Offices:

               500 Lake Cook Road, Suite 400
               Deerfield, IL 60015

Item 2(a)      Name of Person Filing:

               Rose Lee Pomerantz

Item 2(b)      Address of Principal Business Office or, if none,
               Residence:

               c/o Marvin A. Pomerantz
               Mid-America Group, Ltd.
               4700 Westown Parkway
               West Des Moines, Iowa 50625

Item 2(c)      Citizenship:

               United States of America

Item 2(d)      Title of Class of Securities:

               Class A Common Stock, par value $.0001 per share
               ("Class A Common Stock")

Item 2(e)      CUSIP No.:

               368145 10 8

Item 3         If this statement is filed pursuant to Rules 13d-
               1(b), or 13d-2(b), check whether the person filing is a:


               Not Applicable



                                 Page 13 of 16 Pages

Item 4         Ownership:

     (a)       Amount Beneficially Owned:  4,489,942 (5)

     (b)       Percent of Class:  8.3% (1)(6)

     (c)       Number of shares as to which such person has:

                 (i)     sole power to vote or to direct the
                         vote:  0

                (ii)     shared power to vote or to direct the
                         vote:  4,489,942 (1)

               (iii)     sole power to dispose or to direct the
                         disposition of:  0

                (iv) shared power to dispose or to direct the disposition of: 4,489,942 (1)

Item 5         Ownership of Five Percent or Less of a Class:

               Not applicable
______________________________________________________________________________

(5) Consists of 4,489,942 shares of Class A Common Stock owned by Mid-America Group, Ltd., a Delaware corporation ("Mid-America"). Ms. Pomerantz, together with her husband, Mr. Pomerantz, may be deemed to have a controlling interest in Mid-America. As a result of such relationship, Ms. Pomerantz may be deemed to indirectly beneficially own the 4,489,942 shares of Class A Common Stock owned by Mid-America. Ms. Pomerantz disclaims beneficial ownership of the shares of Class A Common Stock held by Mid-America.

(6) Based on the 54,093,511 shares of Class A Common Stock outstanding as of December 31, 1995. Of the 54,093,511 shares of Class A Common Stock outstanding, 18,008,701 shares are held in trust (the "Trust Shares") for the benefit of the holders of certain warrants of the Company. The reporting person understands that in many circumstances the Trust Shares are required to be voted in the same proportion and manner in which all the shares not held in such trust are voted. As a result, the reporting person may, by voting its shares, have the power to indirectly vote a proportionate number of Trust Shares and thus effectively control voting power of the Company's Class A Common in excess of the percentage shown. The reporting person disclaims beneficial ownership of such Trust Shares.


                               Page 14 of 16 Pages

Item 6         Ownership of More Than Five Percent on Behalf of
               Another Person:

               Not applicable

Item 7         Identification and Classification of the
               Subsidiary Which Acquired the Security Being
               Reported on By the Parent Holding Company:

               Not applicable


Item 8 Identification and Classification of Members of the Group:

               Not applicable

Item 9         Notice of Dissolution of Group:

               Not applicable

Item 10.       Certification:

               Not applicable




                                 Page 15 of 16 Pages

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief
I certify that the information set forth in this statement is true, complete and correct.

Date:  February 3, 1996




                                   /s/   Rose Lee Pomerantz
                                   ________________________
                                   Signature

                                   Rose Lee Pomerantz
                                   ________________________
                                   Name/Title





                             Page 16 of 16 Pages